EXHIBIT 3

                                  Press Release
                                  -------------

Revenue Properties Company Limited signs letter of intent for proposed acquisition

     TORONTO, Aug. 8 /CNW/ - Morguard Corporation (TSX: MRC) and Revenue Properties Company Limited (TSX: RPC) ("Revenue Properties") announced that Revenue Properties has entered into a letter of intent with Sizeler Property Investors, Inc. (NYSE: SIZ) for the acquisition of all of the outstanding shares of Sizeler common stock at an all cash price of $15.10 per share. Revenue Properties currently owns 2,123,600 shares of Sizeler representing approximately 9.9% of the issued and outstanding shares.

     The proposed transaction is subject to the execution of a mutually acceptable definitive merger agreement, which the parties will seek to execute on or before August 17, 2006. The letter of intent provides Revenue Properties with exclusivity during the period of negotiation of the definitive merger agreement.

     The closing of the transaction will be subject to approval by Sizeler's stockholders and other customary closing conditions. The closing of the transaction will not be subject to a financing condition. There can be no assurance that a definitive merger agreement can or will be signed or that a transaction can or will be completed.

     Sizeler Property Investors, Inc. is an equity real estate investment trust
(REIT) that invests in retail and apartment properties in the southeastern United States. The Company currently owns thirty properties - sixteen in Louisiana, ten in Florida and four in Alabama. The Company's properties consist of two regional enclosed malls, thirteen retail shopping centers and fifteen apartment communities.

     Revenue Properties Company Limited is a real estate company engaged in the acquisition, development and ownership of income-producing properties in Canada.

     Morguard Corporation is a major Canadian real estate and property management company. It has extensive retail, office, industrial and residential holdings through its investments in Morguard REIT, Morguard Residential Inc., and Revenue Properties Company Limited. Morguard provides management services to institutional and other investors for commercial and residential real estate through Morguard Investments Limited and Morguard Residential Inc.

     FORWARD LOOKING STATEMENT

     Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments


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expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; changes in business strategy or development/acquisition plans; environmental exposure; financing risk; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update or revise any forward-looking statements.




For further information: K. (Rai) Sahi, Chairman & CEO, Morguard Corporation, Chairman & CEO, Revenue Properties Company Limited, (905) 281-5888, Email: rsahi@morguard.com, Web site: www.morguard.com, www.revprop.com